Notice Pursuant to Section 4.9 of National Instrument 51-102

1.

Names of the parties to the transaction:

Hawthorne Gold Corp. (“Hawthorne”)
Cusac Gold Mines Ltd. (“Cusac”)
0811381 B.C. Ltd. (“HawthorneSub”)

2.

Description of the transaction

Hawthorne acquired all of the issued and outstanding shares of Cusac (“Cusac  Shares”) by way of a court approved statutory plan of arrangement under section  288 of the Business Corporations Act (British Columbia) (the “Arrangement”).

Pursuant to the Arrangement, holders of common shares of Cusac (each a “Cusac  Share”) received 0.0526 of a Hawthorne common share (the “Share Exchange  Ratio”) for each Cusac Share held.  In addition, for each two (2) dollars of principal  and interest owed to each holder of Cusac debentures, Hawthorne issued one (1)  common share of its common stock.  Cusac stock options and warrants  were also  assumed by Hawthorne, using the Exchange Ratio.

For more details of this transaction, please see the management information circular  of Cusac dated February 13, 2008 (available at www.sedar.com).

3.

Effective Date of the Transaction

April 15, 2008

4.

Names of the parties that ceased to be a reporting issuer subsequent to  the  transaction and of each continuing entity

Upon completion of the Arrangement, Cusac ceased to be a reporting issuer and  amalgamated with HawthorneSub under the name Cassiar Gold Corp.  Hawthorne  continues to be a reporting issuer and its financial year end continues to be  November 30th.  Applications will be made to applicable securities regulatory  authorities to have Cusac deemed to have ceased to be a reporting issuer.

5.

Date of the Reporting Issuer’s first Financial Year-End Subsequent to the  transaction.

Cusac’s first financial year-end subsequent to the transaction will be November 30,  2008.  It is anticipated that Cusac will not be a reporting issuer at November 30,  2008 and accordingly will not have any financial statement obligations with respect  to the year ended November 30, 2008.

Dated:  April 28, 2008